UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: January 2007                             File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

News Release dated January 18, 2007

2.

Interim Financial Statements for the period ended November 30, 2006

3.

Management Discussion and Analysis for the period ended November 30, 2006

4.

Certification of Interim Filings – CEO, for the period ended November 30, 2006

5.

Certification of Interim Filings – CFO, for the period ended November 30, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: February 6, 2007	By: /s/ George Whatley George Whatley, President and Director

Alpha Gold Makes New Discovery - Carlin-style Gold System Intercepted in 3 Holes

VANCOUVER, Jan. 18 /CNW/ - Alpha Gold Corporation (TSX Venture: ALQ) today announced it has received drill evidence of a new gold discovery, hereafter called the Valley Zone, at its 100%-owned Lustdust property in central British Columbia.

George Whatley, President of Alpha Gold, commented "We couldn't be more pleased that this target at the southern end of the Property has been proven by drill analyses. These results suggest that we have hit the edge of a potentially much larger Carlin system. A large follow-up drilling program will commence in March/April 2007 to delineate this very exciting discovery."

"To strategically enhance our land position to the south of this discovery area," Mr. Whatley added, "Alpha has acquired 100% interests in six additional "cell" mineral claims covering 2,161 hectares extending from the Valley Zone."

The Valley Zone discovery has been confirmed by assay results from two diamond drill holes and one rotary reverse circulation drill hole in a previously un-drilled area located approximately 3 km southeast of the Canyon Creek Skarn Zone. Highlights of the three holes are as follows with all intersections hosted by unaltered, weakly metamorphosed limestones without visible sulphide mineralization, typical of Carlin-style mineralization:

•

Reverse circulation rotary hole LRC06-23, drilled vertically, returned 11.02 g/t Au over 7.6 metres (0.321 oz/t Au over 25 feet) from 68.6 to 76.2 metres, including 46.9 g/t Au over 1.5 metres (1.368 oz/t Au over 5 feet).

•

Diamond drill-hole LD06-31, located in close proximity to LRC06-23 and drilled vertically, returned anomalous gold values over 30.4 metres (100 feet) in two sections from 89.0 to 110.3 metres over 21.3 metres (70 feet) and deeper in the hole over 9.1 metres (30 feet) from 192.6 to 201.7 metres, including an intersection of 2.6 g/t Au over 1.5 metres (0.076 oz/t Au over 5 feet).

•

Diamond drill-hole LD06-32, drilled at 90degrees azimuth, -50degrees and 70 metres (230 feet) west of LD06-31, returned anomalous gold values over 6.1 metres (20 feet) from 121.0 to 127.1 and over 6.1 metres (20 feet) from 134.7 to 140.8 metres, including 1.9 g/t Au over 1.5 metres (0.055 oz/t Au over 5 feet).

Notes - (a) units used are grams per tonne which were converted to troy ounces per short dry ton by dividing by 34.29; (b) anomalous Au values range from 0.02 to 2.6 g/t.

These three holes were part of a larger drill program designed to explore for sediment hosted disseminated gold mineralization (Carlin-style) in the limestone unit proximal to the historic Bralorne Takla Mercury Mine and along the strike of the Pinchi Fault. (To view previously announced results from Lustdust please visit http://www.alphagold.bc.ca/b3.htm.)

Daryl Hanson, P.Eng., Alpha's Geologist, explained "The style of the mineralization, the host rock association, the mercury trace element association, and the spatial relationship with the skarn and manto mineralization, are all indicators of the potential to discover a "Carlin" type deposit in this area."

Serengeti Resources Inc. (TSXV: SIR) has also recently reported a new discovery at Kwanika located adjacent to Alpha's Lustdust Property.

The project was supervised by Daryl J. Hanson, P.Eng., hereby identified as a "Qualified Person" under National Instrument 43-101. Sample analysis was conducted at the ALS Chemex Laboratory in Vancouver, B.C. Quality control consisted of inserting duplicates throughout the course of the reverse circulation drilling program.

About Alpha Gold Corporation

Alpha Gold is a mineral exploration company advantageously situated with nearby road and rail access in central British Columbia. Its 100%-owned Lustdust Property consists of 17 contiguous mineral claims covering 8,560 hectares and contains nine known mineralized zones including the gold-copper-silver Canyon Creek Skarn, the Number 3 and 4B base and precious metal rich sulphide mantos, and the Bralorne Takla Mercury Mine. The southern part of the property includes the exploratory tunnels of the Takla Silver Mine (BCMINFILE 093N009), a developed prospect that contains high grade gold-silver veins; plus Carlin-style mineralization in the Valley Zone. Alpha Gold Corporation has approximately 29 million shares issued and outstanding, listed on the TSX Venture Exchange under the symbol "ALQ".

Alpha Gold Corp.

Interim Financial Statements
(Unaudited - Prepared by Management)
November 30, 2006

Alpha Gold Corp. Interim Financial Statements (Unaudited - Prepared by Management)
November 30, 2006
Interim Statement of Loss	3
Interim Statement of Deficit	4
Interim Balance Sheet	5
Interim Statement of Cash Flows	6
Notes to the Interim Financial Statements	7-13
Interim Schedule of Deferred Expenditures	14

Alpha Gold Corp.

Interim Statement of Loss

(Unaudited - Prepared by Management)

Cumulative,		3 months ended		9 months ended
Inception to		November 30,		November 30,
November 30, 2006		2006	2005	2006	2005
Revenue	$ -	$ -	$ -	$ -	$ -
Administrative expenses Amortization	241,781	8,573	7,106	20,527	21,320
Automotive	107,628	4,063	1,620	9,547	7,681
Bad debts	14,999	-	-	-	-
Consulting and management fees	514,263	15,000	15,000	45,000	45,000
Financial relations	59,000	-	-	-	-
Gain on disposal of exploration property	(7,400)	-	-	-	-
Insurance	37,197	(47)	(226)	5,048	4,079
Loss (gain) on disposal of equipment	(37,151)	(8,820)	-	(15,064)	-
Office, printing and miscellaneous	327,658	3,790	4,002	10,140	12,670
Professional fees	731,114	14,270	27,307	47,515	52,044
Property investigation	25,052	-	-	-	-
Regulatory and transfer fees	178,968	699	6,067	23,751	20,528
Rent	89,430	1,500	1,500	4,500	4,500
Repairs and maintenance	13,291	-	-	-	-
Shareholder relations	239,796	38,348	8,566	98,999	25,146
Stock-based compensation	280,300	7,500	9,300	188,000	9,300
Telephone	17,138	402	1,051	2,671	2,658
Travel and promotion	125,618	1,245	4,313	9,777	7,075
Wages	12,864	-	-	-	-
Write off of exploration properties	1,133,596	-	-	-	-
Write down of equipment	46,527	-	-	-	-
	4,151,669	86,523	85,606	450,411	212,001
Loss before other items	4,151,669	(86,523)	(85,606)	(450,411)	(212,001)
Other items Insurance proceeds	12,898	-	-	-	-
Interest income	474,685	18,329	7,103	44,793	25,019
Gain on disposal of marketable securities	40,094	-	-	-	-
Interest, bank charges and foreign exchange	(22,720)	78	(178)	(888)	(1,459)
Loss on realization of demand debenture	(14,487)	-	-	-	-
	490,470	18,407	6,925	43,905	23,560
Future income taxes	(60,053)	-	-	-	-
Loss for the period	$(3,601,146)	$(68,116)	$(78,681)	$(406,506)	$(188,441)
Basic and diluted loss per share		$(0.00)	$(0.00)	$(0.02)	$(0.01)
Weighted average shares outstanding		28,908,169	25,408,944	26,999,501	24,897,245

Alpha Gold Corp.

Interim Statement of Deficit

(Unaudited - Prepared by Management)

	Cumulative, Inception to November 30,	3 months ended November 30,		9 months ended November 30,
	2006	2006	2005	2006	2005
Deficit, beginning	$ -	$(3,533,030)	$(2,888,654)	$(3,194,640)	$(2,778,894)
Loss for the period	(3,601,146)	(68,116)	(78,681)	(406,506)	(188,441)
Deficit, end of period	$(3,601,146)	$(3,601,146)	$(2,967,335)	$(3,601,146)	$(2,967,335)

Alpha Gold Corp.

Interim Balance Sheet

(Unaudited - Prepared by Management)

	November 30,	February 28,
	2006	2006
Assets
Current Cash and cash equivalents	$1,285,613	$1,257,178
Other receivables	32,436	4,226
Taxes receivable	92,532	168,278
Prepaid expense	1,472	607
	1,412,053	1,430,289
Investment in exploration properties (note 3)	513,682	513,682
Expenditures on exploration properties (note 3 and schedule)	5,907,861	4,805,346
Reclamation bonds	25,000	7,000
Equipment (note 4)	105,443	67,498
	$7,964,039	$6,823,815
Liabilities Current Accounts payable and accrued liabilities	$ 13,752	$ 11,410
Future income tax liability	863,094	814,501
	876,846	825,911
Shareholder's Equity Share capital (note 5)	10,406,239	9,098,444
Contributed surplus	282,100	94,100
Deficit	(3,601,146)	(3,194,640)
	7,087,193	5,997,904
	$7,964,039	$6,823,815

Approved by the Directors:

Director

Director

Alpha Gold Corp. Interim Statement of Cash Flows (Unaudited - Prepared by Management)
Cumulative, Inception to November 30, 2006		3 months ended November 30,		9 months ended November 30,
		2006	2005	2006	2005
Cash provided by (used in) Operating activities Loss for the period	$(3,601,146)	$(68,116)	$(78,681)	$(406,506)	$(188,441)
Items not involving cash Amortization	241,781	8,573	7,106	20,527	21,320
Stock-based compensation	280,300	7,500	9,300	188,000	9,300
Future income taxes	(60,053)	-	-	-	-
Loss (gain) on disposal of equipment	(37,151)	(8,820)	-	(15,064)	-
Gain on disposal of exploration property	(7,400)	-	-	-	-
Write off of exploration properties	1,133,596	-	-	-	-
Write down of equipment	46,527	-	-	-	-
Gain on disposal of marketable securities	(40,094)	-	-	-	-
Loss on realization of demand				-
debentures	14,487	-	-		-
	(2,029,153)	(60,863)	(62,275)	(213,043)	(157,821)
Changes in non-cash working capital	(189,179)	(50,977)	38,490	22,428	(19,457)
	(2,218,332)	(111,840)	(23,785)	(190,615)	(177,278)
Financing activity Proceeds on issuance of shares	11,331,186	-	-	1,356,388	471,280
	11,331,186	-	-	1,356,388	471,280
Investing activities Exploration properties	(7,547,071)	(125,092)	(39,585)	(1,102,515)	(704,003)
Accounts payable for mineral properties	8,587	8,578	-	8,587	-
Proceeds on disposal of exploration property	20,000	-	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-	-
Purchase of equipment	(356,601)	(19,769)	-	(43,410)	(1,988)
Demand debenture	(12,250)	-	-	-	-
	(7,827,241)	(136,283)	(39,585)	(1,137,338)	(705,991)
Net increase (decrease) in cash	1,285,613	(248,123)	(63,370)	28,435	(411,989)
Cash and term deposits, beginning of period	-	1,533,736	1,340,618	1,257,178	1,689,237
Cash and term deposits, end of period	$1,285,613	$1,285,613	$1,277,248	$1,285,613	$1,277,248
Supplemental cash flow information Interest received		$28,853	$ 2,797	$ 29,204	$6,150
Income taxes received		$75,746	$ -	$ 75,746	$ -

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited — Prepared by Management

November 30, 2006

1.

Financial Statement Presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. As described in note 8, these principles differ in certain material respects from United States generally accepted accounting principles. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company's annual audited financial statements for the year ended February 28, 2006 for additional information.

2.

Nature of Operations

The investment in and expenditures on exploration properties comprise a significant portion of the company's assets. Realization of the company's investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.

Exploration Properties

	9 months ended November 30, 2006	Year ended February 28, 2006
Acquisition costs	$ 513,682	$ 513,682
Deferred expenditures (Schedule)	5,907,861	4,805,346
	$6,421,543	$5,319,028

a)

Lust Dust Claims

i)

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

ii)

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained "5% net profit interest and the 2% net smelter return royalty" for $150,000 cash.

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited — Prepared by Management

November 30, 2006

3.

Exploration Properties (continued)

b)

Goldbanks

During the year ended February 28, 2006, the Company abandoned its interest in Goldbanks. The value of the investment and the related deferred expenditures were written off and charged to operations.

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, USA. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payments under the option agreement totaled $26,400 US and was applied to the purchase. In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp.

4.

Equipment

November 30, 2006
	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 4,345	$ 2,943
Furniture & fixtures	16,361	15,332	1,029
Trucks	114,153	12,682	101,471
	$ 137,802	$ 32,359	$105,443
February 28, 2006	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 3,490	$ 3,798
Furniture & fixtures	16,361	15,151	1,210
Trucks	105,025	42,535	62,490
	$128,674	$ 61,176	$ 67,498

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited — Prepared by Management

November 30, 2006

5.

Share Capital

a)

Authorized

100,000,000 common shares with no par value

b)

Issued

	9 months ended November 30, 2006		Year ended February 28, 2006
	Number of shares	Amount	Number of shares	Amount
Balance – beginning of the period	28,408,944	$ 9,098,444	24,451,684	$ 8,628,964

Isssued during the period
- for cash @ $0.40	3,499,225	1,399,690	-	-
- for cash @ $0.50	-	-	957,260	478,630
Share issue costs	-	(43,302)	-	(9,150)
Income tax benefits renounced on Flow through shares issued	-	(48,593)	-	-
Balance – end of the period	28,908,169	$ 10,406,239	25,408,944	$ 9,098,444

c)

Share issuances

During the current period:

3,499,225 units were issued at $0.40 per unit. Each unit consisted of one common share and one half warrant. Each warrant is exercisable to purchase half a common share for $0.60, expiring July 28, 2007.

The Company renounced the income tax benefits attached to the 285,000 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $48,593 and a reduction in share capital of the same amount.

During the prior year:

957,260 units were issued at $0.50 per unit (of which 285,000 were "flow-through" units). Each unit consisted of one common share and one warrant. Each warrant is exercisable to purchase one additional non-flow-through common share for $0.50, expiring July 25, 2007. Share issue costs on this transaction included a $7,350 finder's fee paid in cash, and 14,700 broker warrants.

d)

Warrants outstanding

  At November 30, 2006 the following share purchase warrants were outstanding:

Number of shares	$ per share	Expiry date
1,749,612	$ 0.60	July 28, 2007
971,960	$ 0.50	July 25, 2007

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited — Prepared by Management

November 30, 2006

5.

Share Capital (continued)

Options outstanding

The Company has established a share purchase option plan whereby the board of directors may, from time to    time, grant options to directors, officers, employees or consultants. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.

		Number of options	Weighted average exercise price
Balance, February 28, 2006		1,350,000	$ 0.40
Granted		1,200,000	$ 0.40
Expired / cancelled		(850,000)	$ 0.40
Balance, November 30, 2006		1,700,000	$ 0.40
At November 30, 2006 the following share purchase options were outstanding:
Number of shares	Exercisable	$ per share	Expiry date
250,000	62,500	$ 0.40	April 1, 2007
950,000	950,000	$ 0.40	January 26, 2010
500,000	500,000	$ 0.40	January 28, 2010

6.

Stock Based Compensation

i)

The Company entered into a twelve-month contract with an investor relations consulting firm at a rate of $7,500 per month, commencing April 1, 2006. At the end of the twelve months the contract will continue on a monthly basis during which either party may terminate the contract with three months notice.

The Company granted 250,000 stock options to the consulting firm. The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0.00%	Strike price	$ 0.40
Risk-free interest rate	4.22%	Spot price	$ 0.43
Expected life	1 year	Fair value	$ 0.12
Expected annual volatility	59.10%

25% of the stock options granted for investor relations purposes vest three months after the date of issue, with a further 25% vesting on each successive date that is three months from the date of the previous vesting.

Based on the fair values above for the options granted, compensation expense of $7,500 will be recorded in operations on each of the four vesting dates.

ii)

During the period, 750,000 stock options that were due to expire April 27, 2007 were cancelled.

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited — Prepared by Management

November 30, 2006

6.

Stock Based Compensation (continued)

iii)

The Company granted 950,000 stock options to directors of the company. The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0.00%	Strike price	$ 0.40
Risk-free interest rate	4.06%	Spot price	$ 0.41
Expected life	3.5 years	Fair value	$ 0.18
Expected annual volatility	55.34%

Based on the fair values above for the options granted, compensation expense of $173,000 was recorded during the period.

7.

Related Party Transactions

During the fiscal year to date, the company paid fees of $115,000 (2005 - $104,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs and administration and management of company affairs, $6,500 (2005 - $6,300) for secretarial and bookkeeping services, and $4,500 (2005 - $4,500) for office rental to a company controlled by a director. These transactions have been recorded at the exchange amount.

8.

Generally Accepted Accounting Principles ("GAAP") in Canada and the United States

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Differences which materially affect the measurement of items included in the financial statements are:

a)

U.S. GAAP requires that exploration and general and administrative costs (G&A) related to projects be   charged to expense as incurred. As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Any other related costs in respect of the properties are charged to earnings under U.S. GAAP and capitalized under Canadian GAAP.

b)

Due to the write off of exploration and general and administrative costs, the future income liability for US GAAP is nil.

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited – Prepared by Management

November 30, 2006

8.

Generally Accepted Accounting Principles ("GAAP") in Canada and the United States (continued)

Had the Company followed U.S. GAAP, certain items on the statements of income and deficit would have been reported as follows:

Statement of Operations	Cumulative, Inception to November 30, 2006	November 30, 2006	November 30, 2005
Loss for the period under
Canadian GAAP	$(3,601,146)	$(406,506)	$ (188,441)
Exploration property exploration and development expenditures	(6,421,543)	(1,102,516)	(704,003)
Future income tax recovery	863,094	48,593	-
United States GAAP	$(9,159,595)	$(1,460,429)	$(893,444)
Basic and diluted loss per share – US GAAP		$ (0.05)	$ (0.04)

Balance Sheets	November 30, 2006		February 28, 2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Current assets	$1,437,053	$1,437,053	$1,437,289	$1,437,289
Exploration properties and deferred costs	6,421,543	-	5,319,028	-
Equipment	105,443	105,443	67,498	67,498
	$7,694,039	$1,542,496	$6,823,815	$1,504,787
Current liabilities	$13,752	$13,752	$11,410	$11,410
Future income tax liability	863,094	-	814,501	-
Share capital	10,406,239	10,406,239	9,098,444	9,098,444
Contributed surplus	282,100	282,100	94,100	94,100
Deficit	(3,601,146)	(9,159,595)	(3,194,640)	(7,699,167)
	$7,964,039	$1,542,496	$6,823,815	$1,504,787

The statements of comprehensive loss provide a measure of all changes in equity of the company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited — Prepared by Management

November 30, 2006

8.

Generally Accepted Accounting Principles ("GAAP") in Canada and the United States (continued)

The Company accounts for its share options under Canadian GAAP, which in the Company's circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

Statements of Cash Flows	Cumulative, inception to November 30, 2006	November 30, 2006	November 30, 2005
Cash generated (used) for operating purposes under Canadian GAAP	$ (2,201,158)	$ (190,615)	$ (177,278)
Exploration property exploration and development expenditures	(7,538,484)	(1,093,928)	(704,003)
Cash generated (used) for operating purposes under US GAAP	$ (9,739,642)	$ (1,284,543)	$ (881,281)
Cash generated (used) for investing purposes under Canadian GAAP	$ (7,827,241)	$ (1,137,338)	$ (705,991)
Exploration property exploration and development expenditures	7,538,484	1,093,928	704,003
Cash generated (used) for investing purposes under US GAAP	$ (288,757)	$ (43,410)	$ (1,988)

Alpha Gold Corp.

Interim Schedule of Deferred Expenditures

November 30, 2006

		Year ended February 28, 2006
	Lust Dust Claims	Lust Dust Claims
Exploration Assaying	$ 81,836	$ 31,645
Camp expenses	86,385	22,739
Drilling	748,630	496,140
Filing fees & claim assessment	5,962	5,006
Fuel	601	242
Geological/geochemical work and reports	86,784	125,682
On-site management	20,000	9,000
Roadwork/Reclamation	56,540	18,714
Travel	15,777	11,342
	1,102,515	720,510
BC Mining tax credit		(92,532)
Expenses for the period	1,102,515	627,978
Balance, beginning of period	4,805,346	4,464,572
Write-down of mineral property	-	(287,204)
Balance, end of period	$5,907,861	$4,805,346

ALPHA GOLD CORP.

Nine Months Ended November 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1

Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Alpha Gold Corp. ("Alpha" or the "Company") for the nine months ended November 30, 2006.

This MD&A is prepared as of January 22, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2

Overview

Alpha Gold Corp. is a mineral exploration company focused on the Lustdust Property located in the Omineca Mining Division of British Columbia.

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

The Company is in the exploration stage. Exploration is primarily focused on the Lustdust property located in the Omineca Mining Division 200 km west of Ft. St. James, B.C. This property continues to show promising assay results of drilling samples. The investment and expenditure on exploration properties comprise a significant portion of the Company's assets. Realization of the Company's investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The summer drilling program was completed in November and was very successful in confirming additional Canyon Creek skarn deposits. A short winter drill program started in late November and will last thirty days. The purpose of this program is to follow up on drill holes in a new area in the valley bottom below the Canyon Creek area. The target of this short program will be in search of sediment hosted Nevada style Carlin Mines type deposit and to plan a larger program to commence in March or April of 2007. The overall cost of the 2006 drilling program was approximately $1,200,000.

The Company has funds in place of approximately $1,270,000 at the end of November 2006.

Other Properties

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payment under the option agreement totaled $26,400 U.S. and applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. During the year ended February 28, 2006, the company abandoned its interest in the property and wrote off all expenditures to operations.

ALPHA GOLD CORP.

Nine Months Ended November 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Trends

The positive trend in metal prices has remained with gold averaging US$627/oz and copper averaging US$2.63/lb.

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at February	As at February	As at February
	28, 2006 $	28, 2005 $	29, 2004 $
Current Assets	1,430,289	1,791,426	2,232,362
Other Assets	5,393,526	5,108,622	4,390,837
Total Assets	6,823,815	6,900,048	6,623,199
Current Liabilities	11,410	14,339	7,018
Shareholders' Equity	5,997,904	5,933,070	5,740,704
Total Shareholders' Equity and Liabilities	6,823,815	6,900,048	6,623,199
Working Capital	1,425,879	1,777,089	2,225,344
Expenses
Amortization	28,427	23,895	14,562
Automotive	9,302	14,494	9,262
Bad debts	-	-	-
Consulting and management fees	60,000	60,000	60,000
Financial relations	-	-	-
Loss (gain) on disposal of capital assets	-	2,327	-
Insurance	4,079	4,190	2,185
Office, printing and miscellaneous	19,977	17,099	19,173
Professional fees	67,976	51,779	70,245
Regulatory and transfer fees	20,785	12,931	13,350
Rent	6,000	6,000	6,000
Shareholder relations	26,884	4,105	61,524
Stock-based compensation	9,300	83,000	-
Travel and promotion	10,959	8,772	7,503
Add(deduct): other items	(171,579)	58,220	98,117
Loss for the period	(415,746)	(230,372)	(165,687)
Basic diluted loss per share	(0.02)	(0.01)	(0.01)
Number of Common Shares Outstanding	25,408,944	24,451,684	23,402,184

ALPHA GOLD CORP.

Nine Months Ended November 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4

Results of Operations

Overhead expenses in the third quarter of fiscal 2007 increased to $86,523, as compared to $85,606 in the third quarter of fiscal 2006.

Exploration costs increased in the third quarter of fiscal 2007 to $125,092 compared to the same quarter of 2006, $39,585. Exploration expenditure during the quarter were as follows: assaying (2007 - $55,319; 2006 - $2,072), camp expense (2007 - $25,048; 2006 - $3,704), drilling expense (2007 - $21,034; 2006 - $7,124), filing fees (2007 - $5,902; 2006 - $Nil), on site fuel cost (2007 - $601; 2006 - $Nil), geological/geochemical work and reports (2007 - $14,364; 2006 - $26,131), roadwork and reclamation (2007 - $1,038; 2006 - $Nil), travel (2007 - $1,786; 2006 $554).

These expenses were incurred during a more extensive drilling program, which continued throughout the third quarter of fiscal 2007.

Office and administration costs decreased from $21,692 spent in the third quarter of the 2006 fiscal year to $20,608 in the third quarter of the 2007 fiscal year.

Stock-based compensation of $7,500 was charged to operations during the third quarter of fiscal year 2007 compared to $9,300 in the third quarter of fiscal 2006.

ALPHA GOLD CORP.

Nine Months Ended November 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5

Summary of Quarterly Results

	Expressed in Canadian dollars, except per Share amounts
	Nov. 30,	August 31,	May 31,	Feb. 28,	Nov. 30,	August 31	May 31,	Feb. 28,
	2006	2006	2006	2006	2005	2005	2005	2005
Current Assets	1,412,053	1,723,953	1,369,598	1,437,289	1,388,664	1,490,162	1,733,415	1,791,426
Other Assets	6,551,986	6,381,879	5,419,110	5,386,526	5,793,293	5,760,814	5,133,652	5,108,622
Total Assets	7,964,039	8,105,832	6,789,208	6,823,815	7,181,957	7,250,976	6,867,067	6,900,048
Current Liabilities	13,752	94,929	25,062	11,410	4,109	3,747	17,318	14,339
Shareholders' Equity	7,087,193	7,147,809	5,901,052	5,997,904	6,225,209	6,294,590	5,897,110	5,933,070
Total Shareholders' Equity and Liabilities	7,964,039	8,105,832	6,789,208	6,823,815	7,181,957	7,250,976	6,867,067	6,900,048
Working Capital	1,398,301	1,629,024	1,344,536	1,425,879	1,384,555	1,486,415	1,716,097	1,777,089
Expenses
Amortization	8,573	6,922	5,032	7,107	7,106	7,107	7,107	4,371
Automotive	4,063	3,416	2,068	1,621	1,620	4,668	1,393	6,204
Bad debts	-	-	-	-	-	-	-	-
Consulting and management fees	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000
Loss (gain) on disposal of capital assets	(8,820)	(6,244)	-	-	-	-	-	-
Insurance	(47)	751	4,344	-	(226)	-	4,305	-
Office, printing and miscellaneous	3,790	2,518	3,832	3,344	4,002	3,835	4,833	2,902
Professional fees	14,270	25,171	8,074	8,432	27,307	17,916	6,821	11,070
Regulatory and transfer fees	699	18,477	4,575	258	6,067	14,386	75	3,529
Rent	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Shareholder relations	38,348	30,732	29,919	1,352	8,566	14,979	1,601	947
Stock-based compensation	7,500	180,500	-	-	9,300	-	-	83,000
Telephone	402	820	1,449	1,545	1,051	780	827	1,087
Travel and promotion	1,245	7,053	1,479	3,884	4,313	1,200	1,562	4,694
Other items	(18,407)	(16,485)	(9,013)	175,617	(6,925)	(7,571)	(9,064)	(24,207)
Loss for the period	(68,116)	(270,131)	(68,259)	(227,305)	(78,681)	(73,800)	(35,960)	(110,097)
Basic diluted loss per share before other items	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Number of Common Shares Outstanding	28,908,169	28,908,169	25,408,944	25,408,944	25,408,944	25,408,944	24,451,684	24,451,684

ALPHA GOLD CORP.

Nine Months Ended November 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6

Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At November 30, 2006, the Company had working capital of approximately $1,398,000, which is sufficient to fund its planned expenditures and commitments. As the Company chooses to proceed on additional exploration and development programs at the Lust Dust project, it will need to raise additional funds for those expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7

Capital Resources

At November 30, 2006 Alpha had working capital of $1,398,000 as compared to $1,384,000 at November 30, 2005 and $1,419,000 at the end of fiscal 2006. Alpha has 28,908,169 common shares issued and outstanding at the end of the quarter.

The Company has no commitments for material capital expenditures as of November 30, 2006.

1.8

Off-Balance Sheet Arrangements

None.

ALPHA GOLD CORP.

Nine Months Ended November 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9        Transactions with Related Parties

During the three months ended November 30, 2006, the Company paid $36,550 to related parties as follows: administration of company affairs plus planning and contract negotiations for the drilling program to the Company's President ($15,000); property investigation, site investigation for drilling, geology and planning of field operations to a director of the Company ($18,000); part time secretarial and accounting work to a relative of the Company's President ($2,050); and office rent to the Company's President ($1,500).

1.10      Fourth Quarter Not applicable.

1.11

Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13

Changes in Accounting Policies including Initial Adoption

During the year ended February 29, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation.

The Company also adopted the CICA's new Handbook Section 3110 "asset retirement obligations: which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. This had no retroactive effect. Please refer to Note 2c of the Financial Statements.

The Company maintains systems and control procedures to provide reasonable assurance that material information about the Company's activities, commitments, obligations, contingencies and accounting information are brought to the attention of the officers and directors of the Company. The Chief Executive Officer and the Chief Financial Officer of the Company continuously evaluate the effectiveness of such systems and control procedures and have concluded that the systems and control procedures operated effectively throughout the year ended February 28, 2006 and through to the date of this discussion and analysis.

ALPHA GOLD CORP.

Nine Months Ended November 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14      Financial Instruments and Other Instruments

None.

1.15      Other MD&A Requirements

1.15.1   Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2   Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs;

The required disclosure is presented in a schedule to the accompanying financial statements.

(b)

expensed research and development costs;

Not applicable.

(c)

deferred development costs;

Not applicable.

(d)

general and administration expenses; and

The required disclosure is presented in the Interim Statement of Loss.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3   Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

ALPHA GOLD CORP.

Nine Months Ended November 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Expiry date	Exercise price	Number	Number
Common shares				28,908,169
Warrants	July 25, 2007 July 25, 2007 July 28, 2007	$0.50 $0.50 $0.60	957,260 14,700 1,749,612	2,721,572
Share purchase options	April 1, 2007 January 26, 2010 January 28, 2010	$0.40 $0.40 $0.40	250,000 950,000 500,000	1,700,000

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and fmancing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, George Whatley, Chief Executive Officer of Alpha Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Alpha Gold Corp., (the issuer) for the interim period ending November 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  January 22, 2007

Signature:  "George Whatley"                                       Title:  Chief Executive Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Richard Whatley, Chief Financial Officer of Alpha Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Alpha Gold Corp., (the issuer) for the interim period ending November 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  January 22, 2007

Signature:  "Richard Whatley"                                       Title:  Chief Financial Officer